Filed by HomeGrocer.com, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: HomeGrocer.com, Inc.
                                                   Commission File No. 000-29789



I.  Questions and Answers posted on HomeGrocer.com intranet on July 12, 2000.


QUESTION 1:

           What software does Webvan use for its inventory? How about their website's database? What standard platform + software do their employees use for day to day business? Are their testers, website designers, IS/IT personnel outsourced or in-house?

ANSWER:

           "We don't know all of the specific details of Webvan's systems. All of this will be clarified during next several months during our post-merger planning as we begin to exchange detailed systems information. Most of Webvan's IT resources are in-house employees; some limited functions and projects are outsourced."


QUESTION 2:

           What effect will the merger have on performance reviews?

ANSWER:

           "Performance reviews will continue to be conducted as originally planned."


II. Information posted on HomeGrocer.com intranet on July 12, 2000.

                      IMPACT OF THE MERGER ON THE EMPLOYEE
                           STOCK PURCHASE PLAN (ESPP)

Many of you have asked what will happen to the contributions you have made (or continue to make) in your ESPP account. The information below describes how those funds will be handled pending the closing of the deal.

(1)  When will the money in my account be used to purchase shares?

           As you know, the original Purchase Period was scheduled to last from March 10th (the IPO Date) through December 31, 2000. As a result of the announced merger, the Purchase Period may be shortened. The new Purchase Period would still begin on March 10th but would end just prior to the close of the merger deal with Webvan. Since there are many things that need to occur for the deal to close it is too soon to know the exact closing date. It is our hope, however, that the closing will be between 90 and 120 days from the public announcement (sometime in late September or early October).

(2)  At what price will the shares be purchased?

           The funds accumulated in your account will still be used to purchase HOMG shares at a price equal to 85% of the lower of the IPO price ($12.00) or the price on the last day of the Purchase Period. As is currently true, you may still withdraw your contributions from the plan prior to the purchase by giving written notice to the company in accordance with the terms of the ESPP.


(3)  Will my shares be converted to Webvan shares?

           Yes, any HOMG shares that are purchased for you will be converted to Webvan shares at the exchange ratio of 1.07605 immediately following the close of the deal.

(4)  When will I be able to sell my shares?

           The Insider Trading Policy still applies. If you have material information about HomeGrocer.com, both Company policy and the law prohibit you from selling any shares, including any shares that are purchased under the ESPP. Restrictions for "key employees" (officers, directors, 10% shareholders, etc...) are even greater. Those employees should not sell HomeGrocer shares without the prior approval of either the SVP General Counsel (Kris Stred) or the CFO (Dan
Lee).

           Remember, the safest time to buy or sell HomeGrocer stock is still 3-30 business days after an earnings release.

(5)  Am I charged a fee to sell me shares?

           Yes, there is a fee for selling your shares. As discussed during the ESPP open enrollment process, we have set up a relationship with National Discount Brokers (NDB) for the sale of ESPP shares. The current NDB fees for various transactions, regardless of the number of shares sold, is a follows:

           Market order via NDB Website:  $14.75
           Limit order via NDB Website:  $19.75
           Market order through a live broker:  $24.95
           Limit order through a live broker:  $27.95

           You do not have to sell through NDB. You may elect to receive your certificates for your shares and sell those shares through the broker of your choice.

(6) When will I get information about National Discount Brokers (NDB) and the selling process?

           You will be receiving information later this summer about NDB and the process. Informational meetings will also be held at that time to allow you to speak with NDB representatives about any questions you have.


                                        3